TEPPCO Partners, L.P.
1100 Louisiana, Suite 1600
Houston, Texas 77002

December 1, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:         TEPPCO Partners, L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-10403

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2008 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” the “Partnership” or “TEPPCO” are intended to mean the business and operations of TEPPCO Partners, L.P. and its consolidated subsidiaries.

References to “TEPPCO GP” or “General Partner” refer to Texas Eastern Products Pipeline Company, LLC, which is the general partner of TEPPCO.

Components of Executive Officer Compensation and Compensation Decisions, page 95

1.  We note your response to comment two in our letter dated September 12, 2008.  In future filings please provide similar information in your disclosure and identify the name of the survey/report in which you participate.

Division of Corporation Finance
December 1, 2008

Response

We note your comment and will revise our annual disclosures prospectively to incorporate information in our previous response letter, and we will identify the name of the survey/report in which we participate.

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

2.  We have reviewed your response to comment 4 in our letter dated September 12, 2008.  We note that you applied the guidance in Chapter 7, Section B of ARB 43 in accounting for the 14,091,275 limited partner units issued to your general partner in consideration for elimination of the 50% IDR tier, and that this issuance of LP units to the GP unitholder had no impact on your financial statements.  It remains unclear to us that the amendment of the IDR agreement would have no impact on your financial statements, and it remains unclear to us how you considered reflecting the difference between the fair value of the LP units and the calculated fair value of the eliminated IDR distributions as a deemed preferential dividend to or a capital contribution from the GP unitholders such that it would reduce the income allocable to your public LP unitholders.  Please tell us how you considered this and any other alternative accounting in concluding that your current accounting for this transaction was appropriate.

Response

We concur that, in the event the fair value of the limited partner (“LP”) units received in the December 2006 exchange exceeded the fair value of the eliminated 50% incentive distribution right (“IDR”) tier, we would have been required to reflect that difference as a deemed preferential dividend to the GP unitholders that would have reduced income allocable to public LP unitholders.  In connection with the December 2006 exchange transaction, we contemporaneously performed a valuation to compare the fair value of the eliminated 50% IDR tier with the fair value of the additional LP units received.  We confirm to the Staff that the estimated fair value of the 14,091,275 LP units issued to our general partner in December 2006 was equal to the estimated fair value of the 50% IDR tier eliminated at the time of the exchange transaction.  Therefore, there was no differential in fair values that could be considered a preferential dividend to or a capital contribution from the GP unitholders to the public LP unitholders.

The LP units issued to the general partner yielded the same quarterly cash distributions as the eliminated 50% IDR tier at the time of the transaction.  As is typical for master limited partnerships (“MLPs”), we are required to distribute available cash each quarterly period.  Therefore, in orderly and

Division of Corporation Finance
December 1, 2008

active markets, the fair value of the publicly-traded LP units is directly related to the cash distribution levels attributed to the LPs after the IDR distribution to the general partner.  We note that the publicly-traded price of our LP units did not materially change in the days before or after the approved exchange transaction, supporting our position that the exchange was neutral as to fair value and expected cash distributions or net income.  We also note that the exchange of IDR rights for LP units was approved by the existing limited partners and no cash was exchanged among any partners in this transaction.  The table below illustrates that the issuance of the new LP units had no impact on total distributions paid to the partners or to the allocation of distributions to the publicly-traded LP unit holders at the quarterly distribution rate in effect at the time of the transaction (in thousands, except per unit amounts).
	No Change	With Issuance of Units and IDR Reduction
Cash distributions paid to LP unitholders:
LP units outstanding in December 2006	75,714	75,714
Distribution rate per LP unit	$0.675	$0.675
Cash distributions paid to LP unitholders	$51,107	$51,107

Cash distributions paid to GP interest holder:
For 2% GP interest and IDR tiers prior to IDR reduction	$21,282	$--
For 2% GP interest and IDR tiers with IDR reduction	$--	$11,771

Cash distributions paid for newly-issued LP units:
Issuance of 14,091,275 LP units	--	14,091
Distribution rate per LP unit	$--	$0.675
Cash distributions paid to GP for LP units	$--	$9,511

Total cash distributions paid	$72,389	$72,389

Additionally, the issuance of these 14,091,275 LP units had no impact on the net income allocation per unit to the LP unitholders; earnings per LP unit for 2006 would have been the same amount per LP unit as it would have been had the LP units not been issued and the 50% IDR tier reduction not occurred as illustrated in the table below (in thousands, except per unit amounts).
	No Change	With Issuance of Units and IDR Reduction
Net income for year ended December 31, 2006	$202,051	$202,051
LP percentage interest in net income	70.5999%	71.4279%
Net income allocated to LP unitholders	$142,648	$144,321
Weighted average units outstanding	72,769	73,657
Earnings per LP unit for the year ended December 31, 2006	$1.96	$1.96

Since it was determined that the fair value of the LP units issued was equal to the calculated fair value of the eliminated 50% IDR tier distributions and the amount of net income applicable to the public LPs was unchanged, we believe the accounting treatment and related disclosures in our filings for the

Division of Corporation Finance
December 1, 2008

subject exchange transaction comply with all applicable accounting pronouncements, are representative of the business purpose and appropriate to assist the reader in understanding the approved transaction.

* * * * *

    In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-3999 (direct line) or (713) 803-2716 (fax).

                Regards,

                /s/ William G. Manias
                                                _____________________________________
                Name:      William G. Manias
                Title:        Vice President and Chief Financial Officer
                                                                                                                                                                 Texas Eastern Products Pipeline Company,
                                                                                                                                                                 LLC, as General Partner

cc:          Jerry E. Thompson
               Patricia Totten
               Virginia Krobot
               Michael Hanson
Phil Neisel
Paul Perea (Baker Botts)
Michael J. Knesek